SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

SCHEDULE 13D
Under the Securities Exchange Act of 1934
(Amendment No. 7)*

Bonanza Creek Energy, Inc.
 (Name of Issuer)

Common Stock, par value $0.01 per share
 (Title of Class of Securities)

097793400
 (CUSIP Number)

Ward Dietrich
645 Madison Avenue, 14th Floor, New York, New York 10022
Telephone: (646) 589-7005
(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

December 10, 2020
(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box. ◻

(Page 1 of 7 Pages)
______________________________
Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits.  See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 097793400	SCHEDULE 13D	Page 2 of 7 Pages

1	NAMES OF REPORTING PERSONS
The Mangrove Partners Master Fund, Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
WC

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,770,504

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,770,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,770,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097793400	SCHEDULE 13D	Page 3 of 7 Pages

1	NAMES OF REPORTING PERSONS
Mangrove Partners

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Cayman Islands

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,770,504

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,770,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,770,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
OO

CUSIP No. 097793400	SCHEDULE 13D	Page 4 of 7 Pages

1	NAMES OF REPORTING PERSONS
Nathaniel August

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☒
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
AF

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
1,770,504

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
1,770,504

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
1,770,504

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
8.5%

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
IN, HC

CUSIP No. 097793400	SCHEDULE 13D	Page 5 of 7 Pages

This Amendment No. 7 to Schedule 13D (“Amendment No. 7”) is being filed by the undersigned, pursuant to §240.13d-2(a), with respect to the Common Stock, par value $0.01 per share (the “Shares”), of Bonanza Creek Energy, Inc., a company incorporated in Delaware (“the Issuer”), whose principal executive offices are located at 410 17th Street, Suite 1400, Denver, Colorado 80202.  This Amendment No. 7 amends and supplements the Schedule 13D filed by the Reporting Persons with the Securities and Exchange Commission (the “SEC”) on July 19, 2017 (the “Original Schedule 13D”), as amended by Amendment No. 1, filed with the SEC on November 29, 2017, Amendment No. 2, filed with the SEC on May 17, 2018, Amendment No. 3, filed with the SEC on August 14, 2018, Amendment No. 4, filed with the SEC on August 20, 2018, Amendment No. 5, filed with the SEC on September 6, 2018, and Amendment No. 6, filed with the SEC on November 21, 2019 (collectively, the “Schedule 13D”).

Except as specifically provided herein, this Amendment No. 7 does not modify any of the information previously reported in the Schedule 13D.  Capitalized terms used but not defined in this Amendment No. 7 shall have the meanings given them in the Schedule 13D.

Item 5.	INTEREST IN SECURITIES OF THE ISSUER

Item 5(a), (b) and (c) of the Schedule 13D is hereby amended and supplemented as follows:

(a) The aggregate percentage of Shares reported owned by each person named herein is based upon 20,834,427 Shares outstanding, which is the total number of Shares outstanding as reported in the Issuer's Quarterly Report filed on Form 10-Q with the SEC on November 6, 2020.

As of December 11, 2020, the Master Fund may be deemed to beneficially own 1,770,504 Shares (approximately 8.5% of the total number of Shares outstanding). By virtue of their respective relationships with the Master Fund as discussed in further detail in Item 2 to Amendment No. 2, Mangrove Partners and Mr. August may be deemed to indirectly beneficially own the Shares owned directly by the Master Fund.

Each Reporting Person, as a member of a “group” with the other Reporting Persons for the purposes of Section 13(d)(3) of the Securities Exchange Act of 1934, as amended, may be deemed the beneficial owner of the Shares directly owned by the other Reporting Persons. Each Reporting Person disclaims beneficial ownership of such Shares except to the extent of his or its pecuniary interest therein.

(b) Each of the Master Fund, Mangrove Partners and Mr. August has shared voting and dispositive power over the 1,770,504 Shares owned directly by the Master Fund.

(c) During the past sixty days, the following transactions were effected by the Master Fund in the Shares.  All of these transactions were effected in the open-market through a broker:

Trade Date	Reporting Person	Transaction	Quantity	Price per Share (in USD)
12/07/2020	Master Fund	Sell	(7,300)	$24.0151
12/08/2020	Master Fund	Sell	(38,900)	$24.1447
12/09/2020	Master Fund	Sell	(38,600)	$24.0833
12/10/2020	Master Fund	Sell	(164,952)	$24.2744
12/11/2020	Master Fund	Sell	(40,444)	$23.5445 (1)

(1)
This price reflects the weighted average sale price for open-market sales of Shares made by the Reporting Persons on December 11, 2020 within a $1.00 range. The actual prices for these transactions range between $23.50 to $23.57. The Reporting Persons further undertake to provide upon request by the Commission staff, the Issuer, or a security holder of the Issuer, full information regarding the number of Shares sold at each separate price.

CUSIP No. 097793400	SCHEDULE 13D	Page 6 of 7 Pages

In addition, the Master Fund effected the following sales of its cash-settled total return swaps with Morgan Stanley Capital Services LLC as the counterparty:

Trade Date	Reporting Person	Transaction	Notional Quantity	Price per Share (in USD)
11/24/2020	Master Fund	Sell	(41,788)	$24.2717
12/01/2020	Master Fund	Sell	(12,737)	$22.1711
12/02/2020	Master Fund	Sell	(10,346)	$22.5476
12/07/2020	Master Fund	Sell	(14,960)	$23.7197
12/08/2020	Master Fund	Sell	(18,571)	$24.0482
12/09/2020	Master Fund	Sell	(23,472)	$23.6865
12/10/2020	Master Fund	Sell	(4,840)	$24.3925

There were no other transactions in the Shares by the Reporting Persons in the past sixty days.

Item 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER

Item 6 of the Schedule 13D is hereby amended and supplemented as follows:

As of November 20, 2019, the Master Fund entered into cash-settled total return swaps with Morgan Stanley Capital Services LLC as the counterparty (together with the Swap and the Second Swap, the “Swaps”) that provided the Master Fund with economic exposure to an aggregate 1,244,610 notional Shares. The Swaps did not provide the Master Fund with the power to vote or direct the voting of, or to dispose or direct the disposition of, the underlying Shares, nor the right to acquire such power. As reflected in Item 5, the Master Fund sold all of the Swaps held as of December 10, 2020.

CUSIP No. 097793400	SCHEDULE 13D	Page 7 of 7 Pages

SIGNATURES

After reasonable inquiry and to the best of his or its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: December 14, 2020

THE MANGROVE PARTNERS MASTER FUND, LTD.

By:	MANGROVE PARTNERS, as Investment Manager

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

MANGROVE PARTNERS

By:	/s/ Nathaniel August
Name: Nathaniel August
Title: Director

/s/ Nathaniel August
Nathaniel August